Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST RINGS CLOSING BELLSM ON
NEW YORK STOCK EXCHANGE

Calgary, April 10, 2006 (TSX: HTE.UN, NYSE: HTE) - Harvest Energy Trust ("Harvest") announces that at 4:00 p.m. Eastern time today, Harvest's President and CEO, John Zahary, will ring the bell to close trading at the New York Stock Exchange. The Closing BellSM ceremony commemorates the Trust's successful completion of the merger with Viking Energy Royalty Trust, which became effective on February 3, 2006.

Harvest is one of Canada's largest conventional oil and natural gas royalty trusts. We are actively managed and strive to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on funds flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units trade on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE". Please visit our website for further information and a recent corporate presentation.

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO
Cindy Gray Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca